Exhibit 99.2
June 5, 2006
(via email: jhendrickson@sfrillc.com)
Mr. John J. Hendrickson
SFRi, LLC
242 California Street
San Francisco, CA 94111

Re:	Preliminary Expression of Interest Regarding Acquisition of Merchants Group, Inc.
Dear Mr. Hendrickson:
     I have been invited by you and Thomas E. Kahn, the Chairman of Merchants Group, Inc. (“MGI”), to have Merchants Mutual Insurance Company (“Merchants Mutual”) submit a formal expression of its interest in acquiring MGI, if that is its intent.
     It is my understanding that MGI has requested all parties interested in a transaction with MGI to submit a preliminary expression of their interest and an outline of their proposed process and timing. After careful consideration, the Board of Directors of Merchants Mutual has agreed to submit a formal expression of Merchants Mutual’s interest in acquiring MGI, as outlined below. However, prior to setting forth the preliminary terms of such a proposed acquisition, I must advise you that the Directors of Merchants Mutual believe that given the fact that our expression must be publicly disclosed because Merchants Mutual is required to update its Schedule 13D to report material developments related to its holdings of MGI common stock, we will be at a competitive disadvantage with respect to other parties who advise MGI of their interest in acquiring MGI because they will not be subject to the same public disclosure filing requirements. Consequently, we believe that the so-called “playing field” will be tilted against Merchants Mutual because competitive bidders will know what Merchants Mutual is willing to offer, while Merchants Mutual will not know what their bid is unless and until it is disclosed by MGI. In that regard, we request that MGI advise us how it intends to level the “playing field” to compensate Merchants Mutual for the competitive advantage other bidders will gain from Merchants Mutual’s required public disclosure.
     As I indicated in my letter to Thomas E. Kahn dated March 20, 2006, Merchants Mutual is prepared to negotiate an all cash acquisition of MGI. In accordance with SFRi’s email to us dated April 26, 2006, I hereby set forth the preliminary terms of the offer that Merchants Mutual is prepared to negotiate with the Special Committee of MGI’s Board of Directors:

MERCHANTS MUTUAL INSURANCE COMPANY
250 Main Street        P.O. Box 903        Buffalo, New York 14240        (716) 849-3333

June 5, 2006	Page 2
•	Preliminary Expression of Interest:
Merchants Mutual hereby expresses its interest in acquiring all of the outstanding common stock of MGI not owned by Merchants Mutual at a cash price of $29.50 per share (“Purchase Price”).

•	Form of Proposed Transaction:
It is our preference that the proposed acquisition be accomplished by a statutory merger of MGI with and into MPIC, Inc., an existing, wholly owned stock subsidiary of Merchants Mutual. However, based upon the results of our due diligence investigation, we reserve the right to change the form of the transaction for tax purposes to one in which Merchants Mutual would establish a new, wholly owned stock subsidiary. This subsidiary would merge with and into MGI, with the shareholders of MGI (other than Merchants Mutual) receiving the Purchase Price and Merchants Mutual receiving all of the shares of MGI not already owned by it. This merger would require the holding of a special meeting of MGI’s shareholders. Under Section 251 of the Delaware General Corporation Law, a majority of the outstanding shares entitled to vote on the merger is required for approval of the merger; however, we will require that not less than 90% of the outstanding shares vote in favor of the merger, and that the holders of not more than 2% of the outstanding shares dissent from the vote and exercise their statutory appraisal rights.

•	Amount and Form of Consideration, and Other Key Financial Terms:
As indicated above, the shareholders of MGI would receive $29.50 in cash for each share they own, with a prorated payment for any fractional shares. No borrowings will be required to fund the Purchase Price. However, a dividend will need to be paid by MGI’s wholly owned subsidiary, Merchants Insurance Company of New Hampshire, Inc. (“MNH”), in the amount of approximately $22.5 million immediately after the closing of the acquisition in order to realign the statutory surpluses of Merchants Mutual and MNH so that Merchants Mutual’s holdings in MNH comply with Section 1408 of the New York Insurance Law (the “Dividend”).

•	Proposed Timing and Due Diligence Schedule and Requirements to Consummate a Transaction:
We believe that the merger can be consummated by December 31, 2006. Given that Merchants Mutual is familiar with MGI’s and MNH’s operations as a result of its role under the Services Agreement among the three companies, we anticipate limited due diligence. However, we will need to review all commitments entered into by MGI’s Board of Directors which have not been disclosed to Merchants Mutual (e.g. retainer agreements with investment banking firms, commitments to any other bidders).

•	Any Approvals Required to be Obtained by Merchants Mutual, Including Financing Contingencies, if any, and Other Conditions Necessary Prior to the Consummation of the Proposed Transaction:
The acquisition will require the prior approval of the New York and New Hampshire Insurance Departments, and the Dividend will require the prior approval of the New Hampshire Insurance Department. We will also require written assurance from A.M. Best Company and Fitch Ratings that their respective ratings of A- for both Merchants Mutual and MNH will continue after the closing. To the extent required, the transaction will need to be reported and cleared under the Hart-Scott-Rodino Antitrust Improvements Act. As indicated above, there will not be any financing contingencies.

June 5, 2006	Page 3
•	Key Structural or Other Non-Financial Terms We Envision in the Definitive Documents:
•	We will require that our proposal be approved by all of the Directors of MGI and that they each affirmatively recommend in the proxy statement and other solicitation materials for the special meeting that MGI’s shareholders vote in favor of the merger, and that they each use their best efforts to see that the merger proposal is approved.

•	We will require written assurance from all Directors of MGI and owners of more than 5% of MGI’s common stock that they and all of their affiliates and associated persons or entities will vote all of their MGI common stock in favor of the proposed merger, and that they will not exercise any dissenter’s or appraisal rights or take any action to challenge the merger or any related transactions.

•	We will require a “no talk/no shop/no solicitation” commitment from the Board of MGI; however, we will agree to a limited “fiduciary right to terminate for a superior unsolicited proposal” provided the “termination fee” referred to below is paid.

•	We will require a “termination fee” equal to the greater of $2.5 million or 4.5% of the total Purchase Price, in the event that the acquisition does not close due to any reason other than (1) Merchants Mutual’s failure to obtain regulatory approval and the continued ratings from A.M. Best and Fitch or (2) Merchants Mutual’s election to not close.

•	We anticipate that the merger agreement and related documentation will contain terms and conditions, representations and warranties, indemnifications and other provisions that are typically included in documentation for similar transactions involving a publicly traded company subject to acquisition by way of merger by a nonpublic acquirer, including but not limited to a “material adverse change/effect” clause that would permit Merchants Mutual to terminate the merger agreement without incurring a penalty.
     This preliminary expression of interest is not intended to bind either Merchants Mutual or MGI. However, unless we are advised by MGI by June 16, 2006, that it is interested in negotiating a sale of MGI on the terms set forth above, this expression of interest will be void and of no effect, unless extended by Merchants Mutual in its sole discretion.
     If you have any questions, please contact our attorney, James J. Tanous, at 716.843.3905 or jtanous@jaeckle.com, or our investment banker, Joseph G. Carson, at 216.574.2102, or me directly at 716.250.7500 extension 278.

Very truly yours, Merchants Mutual Insurance Company
	By:	/s/ Bryant H. Prentice, III

Bryant H. Prentice, III Chairman of the Board
cc: Thomas E. Kahn